RECEIVED

2009 AUG 18 A 8:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09046783

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 14, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a notice/release from the Westfield Group regarding the Group's Distribution Reinvestment Plan. This information was sent/released to the members of Westfield Group on August 14, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

dlw 8/19

82-35029

14 August 2009

RECEIVED
2009 AUG 18 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC) DISTRIBUTION REINVESTMENT PLAN

As announced on 6 August 2009, the Group's Distribution Reinvestment Plan ("DRP") will operate for the upcoming distribution and will not be underwritten.

Securityholders wishing to vary their participation instructions in the DRP for this distribution must lodge their instructions on or before the record date, 5.00pm, Monday 17 August 2009.

A copy of the DRP rules can be accessed from the Group's website at:
http://westfield.com/corporate/investor-services/wdc-securityholding-information/distribution-information/DRP_booklet_231208_2.57pm.pdf

The new Securities will be issued at a 2.0% discount and will rank for distribution from 1 July 2009.

The DRP pricing period for this distribution will be the 10 consecutive ASX trading days commencing Monday, 17 August 2009.

The number of new Securities issued under the DRP remains at the discretion of the Board, and accordingly applications by Securityholders for participation in the DRP are subject to a scale back.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449